SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                             RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                        Commission File Number: 001-33179

                      AEGEAN MARINE PETROLEUM NETWORK INC.
                 (Translation of registrant's name into English)

                             42 Hatzikyriakou Avenue
                              Piraeus 185 38 Athens
                                     Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [__]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of the Notice of Annual General Meeting and Proxy Statement of Aegean Marine Petroleum Network Inc. dated April 27, 2007.

                                                                     Exhibit 1

                                [GRAPHIC OMITTED]





                                                           April 27, 2007


TO THE SHAREHOLDERS OF
AEGEAN MARINE PETROLEUM NETWORK INC.

     Enclosed are a Notice of the 2007 Annual Meeting of Shareholders (the "Meeting") of Aegean Marine Petroleum Network Inc. (the "Company") which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on May 24, 2007 at 10:00 a.m., and related materials.

     At the Meeting, shareholders of the Company will consider and vote upon proposals:

     1. To elect two Class A Directors to serve until the 2010 Annual Meeting of Shareholders ("Proposal One");

     2. To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2007 ("Proposal Two"); and

     3. To transact such other business as may properly come before the Meeting or any adjournment thereof.

     Adoption of Proposals One and Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting. We urge you to vote in favor of all of the Proposals.

     You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

     ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

                                                 Very truly yours,

                                                 /s/ E. Nikolas Tavlarios
                                                 ------------------------------
                                                 E. Nikolas Tavlarios
                                                 President

                    AEGEAN MARINE PETROLEUM NETWORK INC.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 24, 2007

     NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Aegean Marine Petroleum Network Inc. (the "Company") will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on May 24, 2007 at 10:00 a.m., for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

     1. To elect two Class A Directors to serve until the 2010 Annual Meeting of Shareholders ("Proposal One");

     2. To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2007 ("Proposal Two"); and

     3. To transact such other business as may properly come before the Meeting or any adjournment thereof.

     The board of directors has fixed the close of business on April 20, 2007 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

     IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

                                             By Order of the Board of Directors

                                             /s/ Spyridon Fokas
                                             --------------------------
                                             Secretary
                                             Spyridon Fokas

April 27, 2007
Athens, Greece

                      AEGEAN MARINE PETROLEUM NETWORK INC.
                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 24, 2007

                            ------------------------

                 INFORMATION CONCERNING SOLICITATION AND VOTING



GENERAL
--------

     The enclosed proxy is solicited on behalf of the board of directors of Aegean Marine Petroleum Network Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on May 24, 2007 at 10:00 a.m., or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 27, 2007.

VOTING RIGHTS AND OUTSTANDING SHARES
-------------------------------------

     On April  20,  2007  (the  "Record  Date"),  the  Company  had  outstanding
42,626,310 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders. Leveret International Inc., the holder of 52.6% of our outstanding Common Shares as of the Record Date, and AMPNInvest LLC, a holder of 13.2% of our outstanding Common Shares as of the Record Date, have indicated that they intend to vote FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

     The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "ANW."

REVOCABILITY OF PROXIES
------------------------

     A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 42 Hatzikyriakou Avenue, Piraeus 185 38 Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

     The Company has seven directors on the board of directors, which is divided into three classes. As provided in the Company's amended and restated Articles of Incorporation, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of two Class A Directors expires at the Meeting. Accordingly, the board of directors has nominated John O. Hatab and Yiannis N. Papanicolaou, each of whom is a current Class A Director, for election as directors whose term would expire at the Company's 2010 Annual Meeting of Shareholders.

     Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

     Information concerning the nominees for director of the Company is set forth below:

      Name                                    Age     Position
      ----                                    ---     --------
      John O. Hatab                           63      Class A Director
      Yiannis N. Papanicolaou                 55      Class A Director

     Certain biographical information about each of these individuals is set forth below.

     John O. Hatab has served as a member of the board of directors of the Company and as the chairman of the audit committee since December 2006. Mr. Hatab has also served as a member of the compensation committee since February 2007. He is a Principal of Gotham Capital Associates LLC. From 2001 to 2004, Mr. Hatab was Managing Partner of Business Development of the PricewaterhouseCoopers LLP Metro Region. From 1990 to 2001, Mr. Hatab was CEO of the PricewaterhouseCoopers LLP Metro Region tax services practice and served as Managing Partner of the firm's New York office tax practice. He previously served as Managing Partner of the Price Waterhouse LLP Washington, DC area tax services practices. Mr. Hatab serves as a director of General Maritime. Mr. Hatab also serves as a director of Papa John's International, Inc., an operator and franchisor of restaurants, which is also a publicly traded company with securities registered under the Securities Act of 1934. Mr. Hatab is a Certified Public Accountant and holds a bachelor's degree in business administration from Lehigh University and a master's degree in business administration from the Seton Hall University Graduate School of Business.

     Yiannis N. Papanicolaou has served as a member of the board of directors of the Company and the chairman of the compensation committee and a member of the audit committee since December 2006. Since 2004, Mr. Papanicolaou has been an independent consultant to various companies. From 1998 to 2004, Mr. Papanicolaou has served as Director General of the International Center for Black Sea Studies and from 1997 to 2005 as Alternate Governor of Greece at the Black Sea Trade and Development Bank. Between 1989 and 1996, Mr. Papanicolaou was employed as an independent consultant to various companies. Prior to that, Mr. Papanicolaou had a career in government where he served, among other positions, as Chief Economic Advisor to the Prime Minister of Greece, Chairman of the Council of Economic Advisors to the Ministry of National Economy and Special Advisor to the Minister of Foreign Affairs of the Hellenic Republic. Mr. Papanicolaou has studied economics at the National University of Athens, the London School of Economics and the London Graduate School for Business Studies.

     Required Vote. Approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.


                                  PROPOSAL TWO

                         RATIFICATION OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

     The board of directors is submitting for ratification at the Meeting the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2007.

     Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

     All services rendered by the independent auditors are subject to review by the Audit Committee.

     Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

               THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
-------------

     The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board of Directors may retain the services of a professional proxy solicitation service for soliciting proxies.

EFFECT OF ABSTENTIONS
----------------------

     Abstentions will not be counted in determining whether Proposals One or Two have been approved.

                                  OTHER MATTERS

     No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

                                          By Order of the Board of Directors

                                          /s/ Spyridon Fokas
                                          -----------------------------
                                          Secretary
                                          Spyridon Fokas

April 27, 2007
Athens, Greece

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AEGEAN MARINE PETROLEUM NETWORK INC.
                                          (registrant)

Dated: April  30, 2007
                                          By: /s/ E. Nikolas Tavlarios
                                             -------------------------------
                                          Name: E. Nikolas Tavlarios
                                          Title:  President